2005 Market Street, Suite 2600
Philadelphia, PA 19103-7098
T: (215) 564-8099
F: (215) 564-8120

October 9, 2024

Via EDGAR Transmission

Mindy Rotter, Esq., CPA
Division of Investment Management
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
New York Regional Office
100 Pearl Street, Suite 20-100
New York, NY 10004-2616

Re:	Supplemental Response for Sarbanes-Oxley Review of the Ivy Funds (Nos. 033- 45961/811-06569) and Ivy Variable Insurance Portfolios (Nos. 033- 11466/811-05017)

Dear Ms. Rotter:

On behalf of each of the Ivy Funds and the Ivy Variable Insurance Portfolios (each a “Registrant” and collectively, the “Registrants”), the following are the Registrants’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated telephonically on September 30, 2024 with respect to the Registrants’ comment-response letter filed on February 8, 2023 (the “February 2023 Letter”).1  Each Staff comment is summarized below, followed by the response of the Registrants to the comment.

1. Comment:  Please file the responses to the below comment and the amendments to the previously filed Form N-CSRs for the Registrants, as requested in comment-response number 13 of the February 2023 Letter, by no later than October 10, 2024.

Response: The Registrants will do so.

2. Comment: During 2022, the Staff performed Sarbanes-Oxley reviews of the Registrants and numerous series of several other affiliated registrants, a

[1]
As indicated in Appendix A of the February 2023 Letter, the Staff review also involved multiple other registrants and/or their series, totaling over eighty individual funds, in the Delaware Funds by Macquarie complex list of which was previously provided to counsel.  The Staff communicated its comments to the Registrants’ counsel telephonically on August 31, 2022.  Specific comments required the Registrants to file amended Form N-CSRs.  The Registrants filed the February 2023 Letter via EDGAR on February 8, 2023 and committed to filing the requested amendments by February 28, 2023 (the “Commitment Date”).  These amendments were not filed.  The Staff has the following comments: (1) please describe in correspondence the Registrants review process that occurs on receipt of Staff comments—for example, but not limited to, evaluation of the comments, preparation of responses, internal review processes, external review processes (if a Registrant seeks input from service providers) and time within each process step; (2) please explain in correspondence why the Commitment Date noted in the February 2023 Letter was not met; and (3) please describe in correspondence the Registrants’ process for filing amendments, such as for Forms N-CSR and N-CEN, with the SEC.

Response:

Review Process:  The Registrants’ typical process for reviewing and responding to Staff comments is as follows:  Comments are received from the Staff by counsel who drafts a comment-response letter.  The comment-response letter is then circulated internally for review at the Registrants’ adviser, Delaware Management Company (“Management”), including among the financial, legal and compliance departments depending on the nature of the Staff’s comments.  In addition, the comment-response letter is circulated for review among external service providers that, again depending on the nature of the Staff’s comments, may include the Registrant’s fund administrator/accountants, sub-transfer agent, custodian and/or independent auditors.  Once each service provider involved in the review process has signed off on the substance of the responses for which it has subject matter input, the letter will be finalized and filed with the SEC via the EDGAR system.  The time allotted to each step in the process will be dependent on the nature and extent of the Staff’s comments as well as when the Staff has requested that a Registrant provide a response (for example, 10 days versus a month).  For example, some comments may require significant legal analysis and conclusions and will be drafted by external counsel and then reviewed only by Management’s internal counsel before filing.  In other circumstances, such as is typical in a Sarbanes-Oxley review, Management’s financial group and a Registrant’s external fund accountant/administrator and independent auditor will also review responses that relate to accounting principles or issues.

Commitment Date:  Due to a service provider oversight, the Registrants have not filed the form amendments noted in the February 2023 Letter to correct scrivener errors in two auditor opinions and to include an “auditor’s agreement” letter as an exhibit to the applicable Form N-CSRs.  The Registrants intend to file amended N-CSRs to submit the auditor’s agreement letter by October 10, 2024 but, consistent with Staff guidance, will not file restated auditor opinions because the Funds to which they relate have either been reorganized or liquidated.

Amendment Process:  When a Registrant amends a previously filed document, such as Forms N-CSR and N-CEN, the amendment process begins by having the party who is responsible for preparing such forms draft the amendment.  For example, with respect to Form N-CEN, the Registrants’ administrator will prepare the amendment, making any necessary changes to address Staff comments, and will circulate the revised form to a working group for review.  Again, depending on the nature of the amendments, the applicable parties (for example, Management’s legal and/or compliance group or a Registrant’s independent auditors) will review and sign off on the amended filing.  With respect to Form N-CSR, in addition to the foregoing steps, a draft amendment will then undergo an internal disclosure review process before the amendment is finalized.  Once the form amendment is finalized, it will be signed by the applicable parties and submitted to the SEC through the EDGAR system.

Please note that the amendment and review processes described above apply to all registrants within the Delaware Funds by Macquarie complex.

* * *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours,

Jonathan M. Kopcsik

cc:	Dan Geatens Phil Shipp Macquarie Investment Management